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Exhibit 2.1

EXECUTION COPY

AMENDMENT TO AGREEMENT AND PLAN OF MERGER

        THIS AMENDMENT TO THE AGREEMENT AND PLAN OF MERGER (this "Amendment"), dated as of October 14, 2004, is made and entered into by and among Serologicals Corporation, a Delaware corporation ("Raven") and Upstate Group, Inc., a Delaware corporation (the "Company"). Capitalized terms used in this Amendment and not otherwise defined herein shall have the meanings ascribed to such terms in that certain Agreement and Plan of Merger (the "Merger Agreement") dated as of September 7, 2004 by and among Raven, the Company, Cavalier Acquisition Company, LLC, a single member Delaware limited liability company wholly owned by Raven ("Sub"), and, solely for purposes of Sections 3.1, 3.2, 6.9 and 10.15, Sheridan G. Snyder, an individual resident of the Commonwealth of Virginia (the "Stockholder Representative").

RECITALS

        WHEREAS,    Section 10.6 of the Agreement provides that it may be amended prior to the Effective Time by written agreement between the Company and Raven; and

        WHEREAS, as more fully set forth herein, the parties to the Merger Agreement intend, and intended, for accounting purposes only, for the Merger to be completed and effective as of 11:59 p.m. on September 30, 2004;

        NOW, THEREFORE, in consideration of the foregoing recitals and the agreements herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree that the Agreement shall be amended as follows:

        1.    Amendment to Payments to the Exchange Agent.

        (a)   Sections 2.5(e) and 2.5(f) of the Agreement shall be amended to read in their entirety as follows:

          (e)   pay to each Electing Stockholder, in cash the aggregate amount due to each such Electing Stockholder pursuant to Section 2.4(a)(i)(B) upon delivery to Raven of each such Electing Stockholder's Certificate or Certificates and a duly completed and executed letter of transmittal or other similar documentation all in a form and substance reasonably acceptable to Raven;

          (f)    pay to the Exchange Agent in cash the aggregate amount due to the Non-Electing Stockholders pursuant to Section 2.4(a)(ii)(A), which amounts shall be paid to each such Non-Electing Stockholder in accordance with the provisions of Section 2.4(a)(ii) upon delivery to the Exchange Agent of such Non-Electing Stockholder's Certificate or Certificates and a duly completed and executed Letter of Transmittal in accordance with Section 2.8;

        (b)   A new Section 2.5(g) shall be added to the Agreement which shall read its entirety as follows:

          (g)   pay to the Surviving Company in cash the aggregate amount due to the Option Holders pursuant to Section 2.4(b)(i), which amounts Raven shall cause the Surviving Company to be pay to each such Option Holder, less any withholding required by applicable Law, as soon as practicable following the Closing Date, but in any event not later than ten (10) Business Days following the Closing Date.

          (c)   The first sentence of Section 2.8(a) of the Merger Agreement shall be amended to read in its entirety as follows:

  Prior to or as of the Effective Time, Raven shall deposit with the Exchange Agent (i) cash in an amount sufficient to pay the cash consideration due to the Non-Electing Stockholders pursuant to Section 2.4(a)(ii)(A), for the benefit of the Non-Electing Stockholders, and (ii) the aggregate number of Allocated Raven Shares due and issuable to the Electing Stockholders pursuant to

  Section 2.4(a)(i)(A). After the Effective Time, upon surrender to Serologicals of such Electing Stockholder's Certificate or Certificates, together with a Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, each Electing Stockholder shall be entitled to receive in exchange therefor a new certificate (a "New Certificate") representing the number of full shares of Raven Common Stock, in each case, to be received by such Electing Stockholder pursuant to this Agreement.

          (d)   The references to "Holder" or "Holders" throughout Section 2.8(b) shall be to "Non-Electing Stockholder" or "Non-Electing Stockholders" and references throughout Section 2.8(b) to the issuance of Raven Common Stock or to New Certificates shall be deleted.

        2.    Schedule Supplements.    Schedule 4.5 to the Merger Agreement shall be amended to remove the last paragraph.

        3.    401(k) Plan.    Each of Section 6.14 and Section 7.2(q) of the Merger Agreement shall be deleted in its entirety.

        4.    Effective Date.    The parties hereto acknowledge and agree that for accounting purposes only, the parties intend, and intended, that the Closing of the Merger be effective as of 11:59 p.m. on September 30, 2004 and that, for accounting purposes only control of the Company was effectively surrendered to Raven on or prior to 11:59 p.m. on September 30, 2004. To that end, the parties agree:

        (a)   that the definition of Net Working Capital shall be amended to read in its entirety as follows:

  "Net Working Capital" means the book value of the current assets of the Company less the current liabilities of the Company, in all cases as of close of business on September 30, 2004 and determined in accordance with GAAP applied in a manner consistent with the Interim Balance Sheet, except as set forth on Schedule 1.1(oooo).

; and

        (b)   that the following sentence shall be added to the end of Article VIII:

  The Parties agree that, for accounting purposes only, notwithstanding the date on which the Closing occurs, the Merger shall be deemed to be effective at and as of 11:59 p.m. eastern time on September 30, 2004.

        5.    Fees Paid to Richards Layton.

        (a)   The definition of "Net Cash Consideration" shall be amended to remove the word "and" before sub-clause (iii)(G) of the definition and a new sub-clause (iii)(H) shall be added to the end of the definition to read in its entirety as follows:

  ; and (H) fifty percent (50%) of the fees and expenses due to Richards, Layton & Finger, P.A., special counsel to the Company in connection with the delivery of its legal opinion to the Company;

        (b)   The phrase "clauses (iii)(A) through (iii)(G)" in the definition contained in Section 3(g) of Schedule 1.1(g) of the Merger Agreement shall be amended to read "clauses (iii)(A) through (iii)(H)."

        (c)   Paragraph 5 of Schedule 1.1(oooo) of the Merger Agreement shall be amended to include a reference to sub-clause (iii)(H) of Section 1.1(nnnn) of the Merger Agreement.

        6.    Amendment to Schedule 1.1(u).    Schedule 1.1(u) shall be amended to read in its entirety as follows:

    1)
    $30,000 to be paid to Ian Ratcliffe at Closing will be included in Transaction Expenses.

    2)
    90% of the aggregate settlement amount in excess of $450,000 paid at Closing, and/or expected to be paid after Closing, to the Dana-Farber Cancer Institute in settlement of the litigation matter described in Schedule 4.12 shall be included in Transaction Expenses.

        7.    Waiver of Consent.    Raven does hereby waive, as a closing condition pursuant to Section 7.2(f) of the Merger Agreement, the obtaining of the consent described in paragraph 4 of Schedule 4.5 to the Merger Agreement.

        8.    No Other Amendment.    Except as expressly provided in this Amendment, the Merger Agreement is, and shall continue to be, in full force and effect in accordance with its terms, without amendment thereto, and is, in all respects, ratified and confirmed.

        9.    Miscellaneous.    This amendment shall be subject to the provisions set forth in Article X of the Merger Agreement, which are incorporated herein by this reference with the same force and effect as if set forth herein.

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Signature page follows.

        IN WITNESS WHEREOF, in accordance with Section 10.6 of the Merger Agreement, the parties hereto have caused this Amendment to the Agreement and Plan of Merger to be duly executed, as of the date first above written.

SEROLOGICALS CORPORATION
By:	/s/ HAROLD W. INGALLS Harold W. Ingalls Vice President, Finance and Chief Financial Officer
UPSTATE GROUP, INC.
By:	/s/ SHERIDAN G. SNYDER Sheridan G. Snyder Chairman of the Board and Chief Executive Officer

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AMENDMENT TO AGREEMENT AND PLAN OF MERGER